[HUDSON TECHNOLOGIES, INC-LETTERHEAD]

July 30, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Hudson Technologies, Inc.
Registration Statement on Form S-3, filed June 26, 2008
File No. 333-151973
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Subsequent Exchange Act Reports
File No. 1-13412

Dear Ms. Long:

Hudson Technologies, Inc. (the “Company”) is providing the following responses to the comments contained in your letter dated July 23, 2008 (the “Comment Letter”) regarding: (i) the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2008 (the “S-3”); and (ii) the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (“Form 10-KSB”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter. In response to the Comment Letter, the Company is also filing with the Commission Amendment No. 1 to the S-3 (“Amendment No. 1”)

S-3

General

1.	The Company notes the Staff’s comment regarding its possible review of any prospectus supplement filed by the Company.

2	Any prospectus supplement will, to the extent applicable, provide clear and reasonably detailed disclosure with regard to the eight items listed under Comment 2.

3
The Company appreciates the Staff’s offer to provide a preliminary review of the Company’s disclosure in a prospectus supplement and will consider that option in the event any securities that may be offered by the Company in the future were to involve the issuance of a novel or complex security.

4	We hereby confirm that the Company will file with the Commission:

•	A tax opinion if securities are offered with original issue discount or other material tax consequences; and
•	Appropriate opinion(s) of counsel upon issuance of the offered securities.

About This Prospectus, page 1

5	The Company has made the requested change in Amendment No. 1.

6	The first sentence of the first paragraph referencing that the prospectus is not complete and may be changed has been deleted in Amendment No. 1.

About Hudson Technologies, Inc., page 1

7	The Company intends that this section constitute part of a Summary Section and has inserted an appropriate caption in Amendment No. 1 to identify it as such.

Risk Factors, page 2

8	The referenced statement has been deleted as requested in Amendment No. 1.

Description of Preferred Stock, page 3

9	The applicable language in the Description of Preferred Stock and the Description of Warrants sections have been revised as requested in Amendment No. 1.

10
The Company acknowledges that shares of its preferred stock and debt securities that may be sold pursuant to the Registration Statement may not be issued for or convertible into “other securities” that have not been registered under the Registration Statement unless the shares convertible into the other securities are not legally exercisable immediately or within one year of the date of the sale of the preferred stock. In addition, language has been added in Amendment No. 1, under the “Conversion Rights” headers in the “Description of Preferred Stock” and “Description of Debt Securities”, to describe, to the extent currently known to the Company, the types of securities into which any preferred stock or debt securities to be sold may be converted.

Description of Debt Securities, page 7

11
Section 304(a)(9) of the Trust Indenture Act of 1939 (the “39 Act”) provides that the provisions of the 39 Act do not apply to a security which is to be issued under an indenture which limits the aggregate principal amount thereunder to $10,000,000 within a period of 36 consecutive months. Moreover, Section 304(a)(8) of the 39 Act exempts the issuance of a security otherwise than under an indenture if the amount sold within a period of twelve consecutive months does not exceed the limit stated in Section 3(b) of the Securities Act of 1933, currently, $5,000,000. To the extent the Company issues debt securities under the Registration Statement, the Company may rely upon these or other applicable exemptions under the 39 Act. In any event, if the Company issues debt securities under the Registration Statement it will do so only if the issuance is exempt under the 39 Act. The Company has revised the language in the first paragraph under “Description of Debt Securities” in Amendment No. 1 to this effect. As a result, the Company has not filed a form of indenture as an exhibit to the Registration Statement.

12
In any applicable prospectus supplement with respect to an issuance of debt securities, the Company will disclose whether the covenants or provisions of the governing indenture or other governing agreement afford protection to holders of the debt securities if there is an highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company or, alternatively, will disclose how the holders of the debt securities may be adversely affected if there is an highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company.

13
In any applicable prospectus supplement with respect to an issuance of debt securities, the Company will provide a description of any covenants or provisions within the governing indenture or other governing agreement that may afford protection to holders of the debt securities if there is a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company, which description will include the matters referred to in the Staff’s comment.

Alternatively, in the event the governing indenture or other governing agreement does not contain such covenants or provisions, any applicable prospectus supplement will disclose that the governing indenture or other governing agreement lacks such covenants or provisions and will disclose the potential material effects that the lack of such covenants or provisions may have for the holders of the debt securities.

14
In connection with the preparation of any prospectus supplement relating to debt securities that includes a provision or term providing for redemption at the option of the holder, the Company will consider whether an offer to purchase under such provision or term will constitute an issuer tender offer and, if so, will indicate in the prospectus supplement that the offer will comply with applicable regulations under the federal securities laws, including Rule 14e-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

15
In any prospectus supplement that relates to debt that includes a provision or term providing for redemption at the option of the holder, or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, the Company will provide appropriate disclosure of the matters referred to in the Staff’s comment.

Consolidation, Merger or Sale, page 10

16	The Company has provided in Amendment No. 1 that, for purposes of this section, the words “substantially all” shall mean in excess of 75% of the Company’s assets.

Plan of Distribution, page 14

17	The Company hereby represents that:

•
Performance by purchasers under and delayed delivery contract (“DDC”) will not be a condition to the performance by the relevant underwriters, if any, in any underwritten offering that is conducted on a “firm commitment” basis; and

•	No contingency associated with any DDC will affect the completion of the relevant underwriting that is conducted on a “firm commitment” basis.

Information Incorporated by Reference, page 17

18	The Company Commission Exchange Act file number has been added as requested in Amendment No. 1.

Exhibit 5

19	The Company will file a new opinion of Blank Rome LLP immediately before the registration statement’s effectiveness that reflects the Staff’s comment.

10-KSB

General

20	Where applicable, the Company’s responses below reflect the revisions that will be included in the Company’s future filings, including the Company’s interim filings where appropriate.

Strategic Alliances, page 4

21
Total revenues attributable to DuPont were less than 2% for the 12 months ended December 31, 2007, and were less than 1% for the 6 months ended June 30, 2008. Moreover, sales to DuPont are currently not expected by the Company to significantly increase as a percentage of the Company’s revenue. Accordingly, the Company now believes that the revenues derived from the DuPont contract are no longer material to the Company’s results of operations and are not expected to be material in future periods. Therefore, this disclosure will no longer be included in future filings.

Customers, page 5

22
The Company notes that Item 101(h)(4) of Regulation S-K, which is applicable to smaller reporting companies, such as the Company, does not specifically provide for the disclosure of the names of major customers, unlike the provisions of Item 101(c)(vii) of Regulation S-K for non smaller reporting companies, which specifically provides for the disclosure of the names of such customers, where material. Moreover, the Company does not believe that the names of the customers referenced in the Staff’s comment are material to an investor.

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006, pg. 13

23
The Company is concerned that the quantification requested by the Staff with respect to material fluctuations in revenues and cost of sales could present a reader a misleading impression regarding the potential impact of one factor affecting sales versus another. Such quantification is not necessarily indicative of the market going forward where there are both volume and price variances that exist in each specific type of refrigerant, some of which are increases in both quantity and price, some of which are decreases in both quantity and price, and some of which are increases in one factor and decreases in the other. As such, the Company believes that the aggregation of these many factors and variances could result in a misleading conclusion regarding ongoing trends in the market and, therefore, such quantification is not advisable. However, the Company has analyzed this further and is able to respond to the Staff’s request and to prepare the revised disclosure provided below. If the Staff still believes that, notwithstanding the Company’s concerns stated above, the disclosure set forth below is appropriate, then the following represents a revised Management’s Discussion and Analysis that the Company will include in applicable future filings:

Year ended December 31, 2007 as compared to the year ended December 31, 2006

Revenues for 2007 were $26,894,000 an increase of $3,443,000 or 15% from the $23,451,000 reported during the comparable 2006 period. The increase in revenues was primarily attributable to an increase in refrigerant revenues of $4,093,000 partially offset by a decrease in RefrigerantSide® Services revenues of $650,000. The increase in refrigerant revenues is related to both an increase in the volume and price of certain refrigerants sold of approximately $1,740,000 and $2,353,000 respectively. The decrease in RefrigerantSide® Services was primarily attributable to a reduction in the number of jobs completed resulting in approximately a $380,000 reduction in revenue and to a lesser extent a reduction in the average job size when compared to the same period of 2006 resulting in approximately a $270,000 reduction in revenue.

Cost of sales for 2007 was $20,041,000, an increase of $3,429,000 or 21% from the $16,612,000 reported during the comparable 2006 period. The increase in cost of sales was primarily due to an increase in volume and an increase in cost of certain refrigerants sold of approximately $3,042,000 and $543,000 respectively offset by an approximate decrease of $156,000 in supply costs of RefrigerantSide® Services performed during the period due to fewer jobs completed in 2007. As a percentage of sales, cost of sales was 75% of revenues for 2007, an increase from the 71% reported for the comparable 2006 period. The increase in cost of sales as a percentage of revenues was primarily attributable to an increase in the material costs of certain refrigerants sold when compared to the same period of 2006.

Liquidity and Capital Resources, page 13

24
In response to this comment, the Company intends to provide an updated revised table of contractual cash obligations which will include the estimated interest payments on its debt based on prevailing rates at the period end date for the report (and a footnote including its assumptions to derive the interest amounts), with its quarterly report on Form 10-Q for the quarter ended June 30, 2008. The Company believes that this will provide an investor with more relevant information since, at December 31, 2007, the balance on the revolver was $2,002,000 and, using the prevailing interest rates at December 31, 2007, the Company would have estimated future cash payments of interest based on the $2 million level of revolving debt. At June 30, 2008 the balance on the revolver was over $6 million, or approximately 45% of the overall debt. As a result the interest payments in 2008 will be significantly higher than would have been reflected in the table using the amount of debt outstanding at December 31, 2007.

25
The $8.5 million outstanding under the credit facility with Keltic as of December 31, 2007 was comprised of a revolver balance of $2 million and balance on the term loan of $6.5 million. The term loan was an 84 month amortizing loan with a balloon payment at the time of expiration in 2010. Although the table in the Form 10-KSB correctly states the then expiration date of the credit facility, the table inadvertently incorrectly reflects the 84 month amortization schedule and not the balloon payment in 2010. At the time of the filing of our Form 10-KSB the Company was negotiating an amendment to the loan agreement with Keltic to extend the term of the loan and to increase the credit facility. The negotiations were completed in the second quarter of 2008 and the term of the credit facility was extended to 2011. The amendment to the credit facility will be disclosed in the Form 10-Q for the quarter ended June 30, 2008 and the Company will include a table in the Form 10-Q to reflect the impact of this new debt agreement on future cash flows in the table of contractual cash obligations. The table in the June 30, 2008 Form 10-Q will include both principal and interest payments. The assumptions used for the estimated interest will also be included as a footnote to the table. All future filings will include both principal and interest obligations and will reflect all balloon payments in the period that the loan expires in both the table and in the debt footnote.

Executive Compensation, page 20

26
For 2007 the maximum bonus pool was $350,000, which was based upon approximately 25% of the aggregate annual base salaries of the Company’s five executive officers and seven of the Company’s key employees. For 2006 the maximum bonus pool was $325,000, which was based upon approximately 25% of the aggregate annual base salaries of the Company’s five executive officers and six of the Company’s key employees. Where applicable the Company intends to include this information in its future filings, and will reflect substantially the following disclosure with regard to the 2007 bonus pool:

“For the fiscal year 2007, each of the Named Executives received Non-Equity Incentive Plan Compensation that was paid out of a bonus pool established by our Board of Directors on December 29, 2006. The amount of the bonus pool was not initially established, but was based upon our benchmark for the fiscal year 2007 in excess of a pre-determined level for fiscal year 2007, with a maximum bonus pool of $350,000, which amount represents approximately 25% of the aggregate annual base salaries of our five executive officers and seven of our key employees. On January 7, 2008, our Board of Directors increased the fiscal year 2007 cash bonus pool and approved the payment of Non-Equity Incentive Plan Compensation to the Named Executives. The amount of the Non-Equity Incentive Plan Compensation awarded to each Named Executive was determined in the discretion of our Board of Directors based upon our overall 2007 financial results as well as on the personal performance of the Named Executive during 2007”

Note 1 - Summary of Significant Accounting Policies

Revenue and Costs of Sales, page 37

27
The Company has re-reviewed the provision of SFAS 131 and continues to believe that is RefrigerantSide® Services and the Refrigerant Product Services are not separately reportable operating segments as defined in SFAS 131 for the reasons specified below. The Company believes that it meets the aggregation criteria described in paragraph 17 of SFAS 131 since the sale/ delivery of these products and services are inter-related and have similar economic characteristics as follows:

•	The nature of the products and services is identical. In both cases the product is refrigerants and the services are refrigerant reclamation.
•	In both cases the nature of the production process is identical and the same proprietary equipment is used.
•
The class of customers is the same for both RefrigerantSide® Services and Refrigerant Product Services, and in many cases, the same individual customer will purchase both services and products, often as part and parcel of the same job.

•	The Company’s utilizes the same facilities, personnel, equipment and supplies for delivery of both RefrigerantSide® Services and Refrigerant Product Services.
•
The methods used to distribute Refrigerant Product Services and provide RefrigerantSide® Services are identical, and are governed by the same legal, regulatory and operating requirements, and supported by the same administrative, managerial and clerical divisions within the Company

•	The distinction between the RefrigerantSide® Services and the Refrigerant Product Services on the Company’s website is mainly for marketing reasons.

In addition, the Company also considered the quantitative thresholds described in paragraph 18 of SFAS 131, and has determined that none of these thresholds have been met.

Note 9 - Commitments and Contingencies

Legal Proceedings, page 41

28	In future disclosures, where applicable, substantially the following paragraph will be added at the end of the Legal Proceedings section, to the extent still accurate at the time of filing:

“At December 31, 2007 and 2006 the Company had $155,000 and $196,000 respectively accrued related to its obligations to monitor the refrigerant levels in the United Water wells. The Company evaluates this accrual at the end of each reporting period based on any new information and the Company believes that the accrual is adequate to cover its obligations. The Company does not believe that it is reasonably possible that it will incur losses in excess of the amounts accrued relating to either the EPA or United matter.”

The Company believes that the potential for losses above and beyond the losses accrued for, is remote because the Company does not believe that any third parties, other than those previously disclosed, have viable claims against the Company arising out of the United and EPA matters.

Employment Agreements, page 43

29
Where applicable, in its future filings the disclosure regarding the “key man” insurance for Mr. Zugibe will be revised to state: “The Company is the beneficiary of a "key-man" term life insurance policy on the life of Mr. Zugibe in the amount of $1,000,000, which policy has no cash surrender value.”

Exhibit Index

30	The Company will include in future filings an exhibit index immediately before the exhibits.

March 31, 2006 10-Q

Liquidity and Capital Resources, page 13

31
Set forth below is a description of how the Company has accounted for the warrants issued. On April 17, 2008, the Company issued 100,000 warrants (the “warrants”) to purchase common stock in connection with the amendment to its credit facility. The Company believes these freestanding warrants should be classified as equity according to EITF Issue 00-19 paragraph 8 because they require settlement in shares, either through physical settlement or net-share settlement. There is no requirement to settle in cash. In addition, the Company further examined paragraphs 12 to 32 of Issue 00-19 and further noted that none of the requirements of these paragraphs would contradict the Company’s conclusion of equity treatment with respect to the warrant.

The Company also considered the applicability of the warrants under EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and concluded that the Issue was not on point. The warrants were issued to a lender in connection with amending a credit facility and there is no future performance requirement for the lender. Accordingly, the warrants should be recorded at their fair value at the date of issuance and will not need to be marked to market in each accounting period subsequent to their issuance.

The Company utilized the Black Scholes pricing model to compute the fair value of the 100,000 stock purchase warrants of $73,704. The Keltic portion of the warrants were recorded as deferred debt costs associated with the cost of the amended credit facility since the warrants issued to Keltic were issued in exchange for increase in the borrowing capacity of the Keltic line of credit. Accordingly, under EITF Issue 98-14, the value of the warrants should be considered part of the new arrangement since the borrowing capacity of the old arrangement with Keltic meets or exceeds the capacity of the old arrangement. The value of the warrants issued to Bridge will be considered a cost of entering into a new arrangement with Bridge and will be capitalized as part of that agreement. The value of these warrants are being amortized over the life of the debt (three years), and as of June 30, 2008 there was $67,562 of unamortized cost included in Other Assets on the balance sheet. The corresponding credit to the deferred debt costs was recorded as Additional Paid in Capital.

Closing

We are supplementally providing the Staff with two courtesy hard copies of Amendment No. 1, each of which have been marked to show the changes made to address the various comments addressed herein.

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,

/s/ James R. Buscemi

James R. Buscemi
Chief Financial Officer

JRB/
Cc; Edward Kelly